Commission File No. 1-08346

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2003

TDK CORPORATION

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	x	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes	No	x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b). 82-____________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation

(Registrant)

October 9, 2003

	BY:	/s/ Michinori Katayama Michinori Katayama Corporate Officer General Manager Corporate Communications Department

[Translation]

October 8, 2003

Any inquiry relating hereto should be made to:
Mr. Kogure Corporate Communications Dept. Tel No.: (03) 5201-7102

Dissolution of Subsidiary

     TDK Corporation (the “Company”) announces that at the meeting of the Board of Directors held on September 24, 2003, it was resolved that Toso TDK Corporation (“Toso”), the Company’s consolidated subsidiary, will be dissolved as follows:

Particulars

About Toso TDK Corporation:

Reason for dissolution:

Manufacturing bases for mass-produced products have been already shifted to overseas in line with the fluctuations of the global demand trends. Certain manufacturing facilities left in Toso will be transferred to Narita Plant, enabling more efficient operation of manufacturing bases.

Outline of Toso TDK Corporation

(1) Headquarters:	Midori Daira 10, Yokaichiba-shi, Chiba Prefecture, Japan

(2) Date of incorporation:	September 11, 1984

(3) Paid-in capital:	480 million yen

(4) Representative:	Tadashi Fukuda

(5) Principal business:	Manufacture of high-frequency component (dielectric filters) and ferrite & magnet product (isolators for mobiles)

(6) Number of employees:	11 (As of March 31, 2003)

(7) Shareholding ratio:	100% owned by TDK Corporation

Schedule of dissolution:
October 31, 2003	Expiry of manufacture (transferred to Narita Plant)
March 31, 2004	Dissolution and liquidation of Toso

Any impact arising from the expiry of manufacture and the dissolution as stated above that might affect the consolidated and non-consolidated business results of the Company is negligible.

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